FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: June 19, 2009

Exhibit 99.1

China Medical Technologies Announces Selected Unaudited Preliminary Financial Results for

the Fourth Fiscal Quarter and Full Year ended March 31, 2009

Beijing, June 19, 2009 – China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products today announced selected unaudited preliminary financial results for the fourth fiscal quarter (“4Q FY2008”) and the full year of the fiscal year ended March 31, 2009 (“FY2008”). The Company’s 2008 fiscal year ends on March 31, 2009.

Selected Unaudited Preliminary Financial Results for 4Q FY2008

•	Revenues from continuing operation increased by approximately 37% year-over-year to approximately RMB248 million (US$36 million).

•	Non-GAAP adjusted income from continuing operation, as defined below, increased by approximately 43% year-over-year to approximately RMB116 million (US$17 million).

•	Non-GAAP adjusted diluted earnings from continuing operation per ADS*, as defined below, increased by approximately 44% year-over-year to approximately RMB4.4 (US$0.6).

Selected Unaudited Preliminary Financial Results for FY2008

•	Revenues from continuing operation increased by approximately 51% year-over-year to approximately RMB829 million (US$121 million).

•	Non-GAAP adjusted income from continuing operation, as defined below, increased by approximately 79% year-over-year to approximately RMB416 million (US$61 million).

•	Non-GAAP adjusted diluted earnings from continuing operation per ADS*, as defined below, increased by approximately 80% year-over-year to approximately RMB15.8 (US$2.3).

*	One American Depositary Share (“ADS”) = 10 ordinary shares

The above selected numbers are preliminary in nature and are subject to change before the Company completes its financial reporting procedures. The Company expects to report its full unaudited financial results for 4Q FY2008 and FY2008 in late July 2009.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8329 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Tuesday, March 31, 2009.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of adjusted income from continuing operation and adjusted earnings from continuing operation per ADS, which are adjusted from results based on GAAP to exclude the impact of stock compensation expense, amortization of acquired intangible assets and acquired in-process research and development charge. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the

Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic (IVD) products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

For more information, please contact:

Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

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